SUPPLEMENT Dated June 14, 2010
To the Current Prospectus

ING Income Annuity

Issued By ING Life Insurance and Annuity Company
Through its Variable Annuity Account B

This supplement updates the prospectus. Please read this supplement carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-238-6273.

The following changes apply to a certain investment portfolio that is currently available under your contract. The changes consist of a name change and subadviser change. The investment objective of the portfolio is unchanged. The explanatory parentheticals clarify the specific change for the investment portfolio. Appendix II is hereby amended as follows (with the list of available investment portfolios at the front of the prospectus revised accordingly).

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Investors Trust *7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258*	
ING Large Cap Growth Portfolio *(formerly known as ING Wells Fargo Omega Growth Portfolio)* **Investment Adviser:** Directed Services LLC **Investment Subadviser:** ING Investment Management Co. *(formerly, Wells Capital Management Inc.)*	Seeks long-term capital growth.